Exhibit G




                    Proposed Form of Federal Register Notice


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     June __, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by July __, 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After July __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

ALLIANT ENERGY CORPORATION, ET AL. (70-[____])
---------------------------------

     Alliant Energy Corporation ("Alliant Energy"), a registered holding company, whose principal executive offices are at 222 West Washington Avenue, Madison, Wisconsin 53703, and Alliant Energy Resources, Inc. ("AER"), a wholly-owned non-utility subsidiary that serves as the holding company for most of Alliant Energy's non-utility subsidiaries and investments, have filed an Application or Declaration in this proceeding designating Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 13(b), 32 and 33 of the Act and Rules 24, 42, 45, 46,
53, 54 and 80 -92 thereunder as applicable to the transactions proposed therein.

     Alliant Energy's public-utility subsidiaries include Wisconsin Power and Light Company, South Beloit Water, Gas and Electric Company, Interstate Power


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Company, and IES Utilities Inc. (collectively, the "Utility Subsidiaries").
Together, the Utility Subsidiaries provide public-utility service to approximately 930,000 electric and 398,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. Through its direct and indirect subsidiaries, AER engages in (i) providing environmental consulting and engineering services, (ii) the development, ownership and management of investments in affordable multi-unit housing properties, (iii) providing various financial services, including the origination and sale of mortgages for tax-advantaged affordable housing, (iv) energy-related businesses, including, among others, the brokering and marketing of electricity and natural gas, gas supply and fuel management services, oil and gas production, steam production and sale, and energy-management services, (v) owning and/or operating "foreign utility companies" ("FUCOs"), (vi) transportation, and (vii) management of investments in telecommunications.

     Alliant Energy is currently authorized to issue and sell common stock, long-term debt securities and short-term debt securities, and to provide guarantees and other forms of credit support to subsidiaries, and to engage in other related transactions, pursuant to three separate orders, as follows: (1) By order dated April 14, 1998, Holding Co. Act Release No. 26856 (the "Merger Order"), Alliant Energy is authorized to issue from time to time through December 31, 2001, up to 11 million shares of common stock, $.01 par value per share ("Common Stock") through its dividend reinvestment and stock purchase plan, long-term equity incentive plan and certain other employee benefit plans;
(2) By order dated December 18, 1998, Holding Co. Act Release No. 26956, as modified and extended by order dated December 15, 2000, Holding Co. Act Release No. 27304 (the "Money Pool Order"), Alliant Energy is authorized to issue notes and/or commercial paper from time to time through June 30, 2004, in an aggregate principal amount at any time outstanding not to exceed $1 billion, and to fund separate money pools for intrasystem borrowings by Alliant Energy's utility and non-utility subsidiaries; and (3) By order dated August 26, 1999, Holding Co. Act Release No. 27069, as modified by orders dated February 4, 2000, Holding Co. Act Release No. 27130 and February 12, 2001, Holding Co. Act Release No. 27344 (the "1999 Financing Order"), Alliant Energy, AER, and Alliant Energy's other direct and indirect non-utility subsidiaries are authorized to engage in a program of external financing, extensions of credit and other related transactions for the period through December 31, 2001, including, among other things, the issue and sale by Alliant Energy of up to 15 million shares of Common Stock, up to $400 million principal amount of unsecured debentures at any time outstanding, and up to $1 billion in guarantees and other forms of credit support, and the acquisition by AER and its subsidiaries of up to $345 million of non-utility energy-related assets ("Energy Assets"), including gas and oil exploration properties, in the United States and Canada.

     Alliant Energy and AER, on behalf of itself and its direct and indirect non-exempt non-utility subsidiaries (the "Applicants"), are now requesting approval for a program of external financing, credit support arrangements, and other related proposals for the period through December 31, 2005 ("Authorization Period"). It is intended that the authorization granted in this proceeding will replace and supersede the authorizations of the Applicants under the Merger Order (insofar as it relates to the issuance of Common Stock under shareholder and employee plans) and the 1999 Financing Order.


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     Specifically, the Applicants are requesting authorization for:

     (i) Alliant Energy to issue and sell from time to time Common Stock and preferred stock ("Preferred Stock") and, directly or indirectly through one or more special purpose financing subsidiaries ("Financing Subsidiaries"), unsecured long-term debt securities ("Long-term Debt") and other forms of preferred or equity-linked securities in an aggregate amount at any time outstanding not to exceed $1.5 billion. It is proposed that Long-term Debt may have an interest rate and preferred securities a dividend rate in each case not greater than 500 basis points over the yield to maturity of a Treasury security of comparable term, and that the term of such securities may be up to 50 years.

     (ii) Alliant Energy to issue up to 8 million shares of Common Stock pursuant to its dividend reinvestment plan and incentive compensation and stock-purchase plans maintained for its and its subsidiaries' officers and employees and non-management directors, such shares to be in addition to any shares of Common Stock issued under the authority requested in (i), above.

    (iii) Alliant Energy and AER and its subsidiaries (collectively, "Non-Utility Subsidiaries") to make loans to any other Non-Utility Subsidiary of Alliant Energy that is less than wholly owned at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

     (iv) Alliant Energy to issue guarantees and provide other forms of credit support with respect to the securities or other obligations of its subsidiaries in an aggregate principal or nominal amount not to exceed $3 billion at any one time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b), provided that the amount of any securities issued by any Financing Subsidiary of Alliant Energy that are guaranteed by Alliant Energy will not count against this limitation but will instead be counted against the overall financing authority requested in (i), above.

     (v) AER and other Non-Utility Subsidiaries to provide guarantees and other forms of credit support with respect to obligations of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $600 million at any one time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and Rule 52.

     (vi) Alliant Energy and, to the extent not exempt under Rule 52, any Non-Utility Subsidiary to enter into hedging transactions ("Interest Rate Hedges") with respect to existing indebtedness of such company in order to manage and minimize interest rate costs, and to enter into hedging transactions ("Anticipatory Hedges") with respect to


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          anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

    (vii) Alliant Energy and its Non-Utility Subsidiaries to change the terms of the authorized stock capitalization of any other Subsidiary, provided that, if such Subsidiary is less than wholly owned, all other shareholders consent to such change.

   (viii) Alliant Energy and the Non-Utility Subsidiaries to acquire the equity securities of one or more Financing Subsidiaries and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and Financing Subsidiaries to transfer the proceeds of any financing to its parent or as directed by its parent.

     (ix) Alliant Energy and AER to acquire, directly or indirectly, the equity securities of one or more special purpose subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to "exempt wholesale generators" ("EWGs"), FUCOs, Rule 58 companies, and "exempt telecommunications companies," provided that Intermediate Subsidiaries may also engage in preliminary project development activities and provide management, administrative, operating and technical services to such entities; and to consolidate or otherwise reorganize all or any part of their direct or indirect investments in Non-Utility Subsidiaries.

     (x) AER, directly or through one or more Non-Utility Subsidiaries, to expend up to $800 million at any one time outstanding to construct or acquire Energy Assets that are incidental and related to the energy marketing and oil and gas production operations of its subsidiaries, and/or the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets, provided that the acquisition and ownership of such Energy Assets would not cause AER or any of its Non-Utility Subsidiaries to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4), respectively.

     (xi) AER and other Non-Utility Subsidiaries to provide services and sell goods to each other at fair market prices, subject to certain proposed limitations.

    (xii) Rule 58 subsidiaries to engage in certain categories of activities permitted thereunder both within and outside the United States, subject to certain proposed limitations.

   (xiii) AER and other Non-Utility Subsidiaries to pay dividends out of capital and unearned surplus and/or acquire, retire or redeem securities issued to associate companies to the extent allowed under


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          applicable law and the terms of any credit or security instruments to which they may be parties.

     In addition to the foregoing, Alliant Energy is requesting authorization to utilize proceeds of authorized financing and guarantees in this proceeding and any other proceeding (including proceeds of short-term borrowing under the Money Pool Order) to make investments in EWGs and FUCOs in an amount which, when added to its current "aggregate investment" (as defined in Rule 53), would not exceed equal $1.75 billion. Alliant Energy states that this amount would represent about 160% of its average "consolidated retained earnings" (including accumulated other comprehensive income) for the four quarters ended March 31, 2001. Alliant Energy further states that such increase in "aggregate investment" will afford Alliant Energy necessary flexibility to make new investments in both foreign and domestic EWGs and in FUCOs, which will diversify Alliant Energy's asset base and provide an important source of future earnings.


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